UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No __)*

DITECH HOLDING CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

93317W102
(CUSIP Number)

March 27, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	93317W102	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL MARTINI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
396,092

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
396,092

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
396,092(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.87%(2)

12	TYPE OF REPORTING PERSON
IN

(1) Includes in the aggregate (i) 11,495 shares of Common Stock issuable upon exercise of the Series A Warrants, and (ii) 9,121 shares of Common Stock issuable upon exercise of the Series B Warrants.
(2) Based on 4,252,500 shares of Common Stock reported to be outstanding on the Issuer's Annual Report on Form 10-K filed on April 16, 2018, plus 191,203 shares of Common Stock received by the Reporting Person upon conversion by the Reporting Person of the Issuer's Mandatorily Convertible Preferred Stock.

CUSIP No.	93317W102	Page 3 of 5

Item 1(a).	Name of Issuer:

DITECH HOLDING CORPORATION

Item 1(b).	Address of Issuer's Principal Executive Offices:

1100 Virginia Drive, Suite 100, Fort Washington, Pennsylvania 19034

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Samuel Martini (the "Reporting Person"). The Reporting Person is engaged in, among other activities, investing for his own account, including through a limited liability company organized under the laws of the State of Delaware (the "LLC"), of which the Reporting Person is the controlling member.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Ash & Parsont LLP
122 East 42nd Street
Suite #1507
New York, NY 10168-1599

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).	CUSIP Number:

93317W102

CUSIP No.	93317W102	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

The Reporting Person may be deemed the beneficial owner of 396,092 Shares, which constitutes approximately 8.87% of the total number of Shares outstanding.  The Reporting Person's beneficial ownership consists of 250,409 Shares, 7,036 Series A Warrants and 5,583 Series B Warrants owned by the LLC. It also consists of 2,617 Shares, 4,459 Series A Warrants and 3,538 Series B Warrants owned directly by the Reporting Person, 78,490 Shares owned by members of the Reporting Person's family and 43,960 Shares owned by a charitable foundation controlled by the Reporting Person.

Each Series A Warrant is exercisable for one Share on a cash or cashless basis at an exercise price of $20.63 per share.  Each Series B Warrant is exercisable for one Share on a cash or cashless basis at an exercise price of $28.25 per share.  All unexercised warrants expire on February 9, 2028.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

396,092

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

396,092

(iv)	Shared power to dispose or to direct the disposition of:

0

CUSIP No.	93317W102	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 11, 2018

By:	/s/ Samuel Martini
Samuel Martini

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).